VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

July 29, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Loan Lauren P. Nguyen, Legal Branch Chief
Division of Corporation Finance

	Re:	VTTI Energy Partners LP
Form 20-F for Fiscal Year Ended December 31, 2015
File No. 1-36574

Ladies and Gentlemen:

Set forth below are the responses of VTTI Energy Partners LP, a Marshall Islands limited partnership (hereafter “us,” “we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2016 with respect to the Partnership’s Form 20-F for the fiscal year ended December 31, 2015, filed with the Commission on April 29, 2016, File No. 1-36574 (the “2015 Form 20-F”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2015 Form 20-F unless otherwise indicated.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects, page 43

Operating Results, page 49

1.	Your response to prior comment 5 states that you will continue to assess the appropriateness of your disclosures regarding income tax expense to enhance investors’ understanding of your tax charges and structure. Separately, your response to comment 7 in our letter dated May 23, 2016 addresses revised disclosure to be provided as part of the discussion of your results of operations. Please include expanded disclosure regarding the amount of income tax expense recognized during the period to address material changes in income before income tax expense for the countries where you operate and the tax rates in those countries.

Securities and Exchange Commission

July 29, 2016

Response: We acknowledge the Staff’s comment and advise the Staff that the Partnership will provide the requested expanded disclosure in future filings.

Notes to the Consolidated and Combined Carve-Out Financial Statements

Note 4 – Related Party Transactions, page F-18

ATB Phase 2 Construction and Operations, page F-20

2.	Your response to prior comment 4 states that you consolidate ATB Phase 2 because you indirectly control ATT Tanjung Bin Sdn Bhd (“ATB”), the entity that legally owns ATB Phase 2. However, it appears that the arrangements under which you have agreed to remit all revenue received from ATB Phase 2 in excess of related operating costs to VTTI B.V. may represent a variable interest. Explain to us whether the arrangement represents a variable interest VTTI B.V. has in ATB, and if so, whether ATB Phase 2 has the characteristics of a variable interest entity pursuant to FASB ASC 810-10-15-14. If you conclude that ATB Phase 2 is a variable interest entity and you are the primary beneficiary, explain your basis for this conclusion.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that ATB is our only operating legal entity in Malaysia and that it holds all of our terminaling assets in the country. The ATB Phase 2 assets (which comprise approximately 20% of ATB as a whole, as described below) are not held within a separate legal entity and hence cannot be considered to be a variable interest entity.

ATB is 100% owned by VTTI Operating, which the Partnership indirectly controls through its 51% indirect voting interest in VTTI Operating. The terminaling assets held by ATB consist of a total of 53 tanks, or 7.3 million barrels of storage capacity. These assets were constructed in two phases: ATB Phase 1 (41 tanks, or 5.6 million barrels of storage capacity), and ATB Phase 2 (12 tanks, or 1.7 million barrels of storage capacity). All of these assets are legally owned and controlled by ATB and are held within the same legal entity. The percentage of revenue generated (on an annualized basis) and of total assets (by capacity) that relate to ATB Phase 1 and Phase 2, is approximately 80% and 20% respectively. As disclosed in the 2015 Form 20-F, VTTI B.V. receives excess revenues after costs incurred only with respect to the Phase 2 assets (approximately 20% of the whole).

The Partnership is therefore subject to the majority of the economic risks and rewards of ATB as a whole, in addition to having legal ownership and control over all assets held by the entity. Although a portion of the economic rewards generated from ATB are for the benefit of VTTI B.V., i.e. the portion relating to the ATB Phase 2 assets (approximately 20% of ATB as a whole), these assets are not held within a separate legal entity and hence cannot be considered to be a variable interest entity, resulting in consolidation based on the legal structure and control as noted above. Therefore, we do not believe performing further analysis of consolidation per ASC 810-10 is required.

Securities and Exchange Commission

July 29, 2016

Note 18 – Revenue by Service and Geographic Location, page F-38

3.	We note the discussion regarding the commercially sensitive nature of revenues attributed to individual countries in your response to prior comment 6. As noted in our prior comment, the disclosures required by FASB ASC 280-10-50-41(a) should be provided regardless of whether the information is commercially sensitive. Please revise to provide this information.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Partnership will provide such disclosure in future filings in accordance with ASC 280-10-50-41(a).

Securities and Exchange Commission

July 29, 2016

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler, at (713) 546-7418.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC,
Its general partner

By:	/s/ Robert Nijst
Robert Nijst
Chief Executive Officer

cc:	Sean T. Wheeler

Latham & Watkins LLP